Exhibit 1.02

Conflict Minerals Report

This report for the year ended December 31, 2013 is prepared to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), Deluxe Corporation received supply chain responses through May 15, 2014. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence regarding the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

1.	Company and Product Overview
This report is prepared by management of Deluxe Corporation (“Deluxe”, “it”, “our”, or “we”) and includes the activities of its subsidiaries. Deluxe is a manufacturer of a wide range of printed products, including customized checks, business forms, personal and business checks, and accessories for financial institutions, small businesses and consumers. Deluxe has approximately 5,454 employees in North America, and its principal offices are located at 3680 Victoria Street North, Shoreview, Minnesota 55126. Its products include:
o Checks: Deluxe is a provider of checks in North America.
o Forms: Deluxe is a provider of printed forms to small businesses including deposit tickets, billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. Deluxe also offers computer forms compatible with accounting software packages commonly used by small businesses.
o Accessories & other products: Deluxe provides customized documents for consumers and small businesses, including checkbook covers, envelopes, office supplies, stamps and labels, as well as retail packaging supplies.
o Marketing solutions: Deluxe provides products and services that help small businesses and/or financial institutions promote their businesses and acquire customers. We offer services designed to fulfill the sales and marketing needs of small businesses and financial institutions, and products such as promotional products, post cards, brochures, apparel, greeting cards and business cards.

2.	Supply Chain Overview
Deluxe required its suppliers to provide information on the origin and the source of the 3TG supplied to them from their sub-tier suppliers. Deluxe integrated responsible sourcing of minerals requirements with our Conflict Minerals Policy (“Policy”) and Supplier Code of Conduct. Our suppliers are expected to provide the 3TG sourcing information to us per our Policy and Supplier Code of Conduct.

Deluxe conducted a review of our commodities, products, manufacturing processes and the materials supplied to manufacture those products. We defined the scope of our RCOI by identifying suppliers of commodities that are likely to contain 3TG. We utilized the Conflict-Free Sourcing Initiative (“CFSI”) guidelines and the Electronic Industry Citizenship Coalition Global eSustainability Initiative (“EICC-GeSI”)

templates with our suppliers and surveyed these suppliers regarding certain identified commodities used in our manufacturing processes.

3.	Due Diligence Design
Deluxe undertook due diligence to determine whether 3TG used in its products was sourced from mines controlled by non-government or unlawful military groups within Covered Countries. In conducting our due diligence, Deluxe implemented the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Reasonable Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework.

As part of its framework, Deluxe developed (1) a Conflict Minerals Program, (2) a Conflict Minerals Policy, (3) a governance structure with cross-functional team members and senior executives, (4) a communication and engagement protocol and due diligence policy for our suppliers, (5) an escalation process, and (6) a recordkeeping system.

Deluxe’s Conflict Minerals Program
Deluxe created a formal Conflict Minerals Compliance Program (the “Program”), approved by its executive leadership team and its Enterprise Risk Council as further explained below. The Program includes annual reporting to the Audit Committee of Deluxe’s Board of Directors. The Program addresses six critical elements:
o Conflict Minerals Policy creation and approval;
o Process to communicate expectations to suppliers;
o Performance and monitoring of a due diligence process to identify and confirm that materials provided to us by suppliers or agents are free of conflict minerals;
o Oversight of sourcing operations, including due diligence requests, contract provisions, and monitoring;
o Training of employees and agents with sourcing responsibilities regarding Deluxe’s Conflict Minerals Policy and supplier due diligence process; and
o Performance of management reporting mechanisms regarding Deluxe’s Program.

Deluxe Conflict Minerals Policy
Deluxe is committed to avoiding the use of conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, Deluxe has adopted a Conflict Minerals Policy (the “Conflict Minerals Policy”), as part of Deluxe’s Supply Chain Policies. Deluxe is committed to maintaining reasonable policies and procedures in execution of the Conflict Minerals Policy. Deluxe will update the Conflict Minerals Policy as required to reflect changes in risk.

The Deluxe Conflict Minerals Policy is incorporated into its Supplier Code of Conduct. Both policy statements are available publicly on www.deluxe.com at http://www.deluxe.com/about-deluxe/working-with-deluxe/supplier-information and http://www.deluxe.com/sites/all/files/PDF/ethics_and_compliance_standards_for_suppliers.pdf.

Governance Structure
Deluxe has specified roles and responsibilities to manage and govern the Conflict Minerals Program. They include the following:
o Deluxe Board of Directors or its Audit Committee or Other Board Designated Committee
– Annual review and approval of the Conflicts Mineral Policy.
o Deluxe Executive Leadership Team – Program review and approval.
o Deluxe General Counsel’s Office – Review of the Conflict Minerals Policy and annual required reporting.
o Deluxe Sourcing and Fulfillment Functions – Perform and monitor supplier due diligence for new and existing suppliers and review changes to the Conflict Minerals Policy, as needed.

o Deluxe Enterprise Risk Council – Review Program and escalate issues or recommendations as needed to the Executive Leadership Team for decision-making. Provide periodic updates to the Audit Committee of the Board of Directors as required. Note: This is a Deluxe working group, consisting of representatives from Business Continuity Planning, Risk and Compliance/Regulatory, Human Resources, Disaster Recovery, Emergency Response, Enterprise Information Risk Management, Physical Security/Environment, Safety, Security and Health, and Internal Audit.
o Finance Leadership Team and Deluxe Controller – Report and file disclosures pursuant to SEC requirements.

Supplier Communication, Due Diligence, Escalation and Records
With respect to the OECD requirement to strengthen engagement with suppliers, we established and require the following of our suppliers:
o Supply “Conflict Free” materials. Under the Conflict Minerals Policy, suppliers were notified that they are expected to supply materials to Deluxe that are “conflict free.”
o Adopt conflict minerals policies. Suppliers to Deluxe are required to adopt and comply with a policy regarding conflict minerals consistent with the Conflict Minerals Policy and require their suppliers to take the same steps.
o Respond promptly to Deluxe material content, reasonable country of origin inquiries and due diligence requests regarding conflict minerals. Deluxe suppliers are required to use the OECD model within their supply chain, maintain their EICC-GeSI conflict minerals reporting, and cooperate with Deluxe in managing their compliance of conflict free minerals in their supply chain.
o Investigate “Red Flags”. Deluxe suppliers are expected to investigate “Red Flags” in accordance with OECD guidelines and have a management program in place to monitor their supply chain for 3TG sourcing that does not directly or indirectly finance or benefit armed groups in the Covered Countries.
o Escalation. If Deluxe identifies a reasonable risk that a supplier is violating the commitments set forth in the Conflict Minerals Policy, Deluxe will require the supplier to implement a corrective action plan within a reasonable time frame and be subject to audit as Deluxe deems necessary. Continued non-conformance and refusal to address issues of concern will lead to termination of the supplier business relationship.
o Create and maintain records. Deluxe suppliers are expected to obtain and retain records confirming their compliance with the Conflict Minerals Policy and make them available to Deluxe or its agents upon request.

4.    Due Diligence Process and Supplier Surveys
Supplier Surveys
Deluxe constructed its Supplier Review Process using the CFSI/CFS industry guidelines and related EICC-GeSI survey template. Suppliers providing commodities considered to possibly contain 3TG, for product categories within scope, were sent surveys to be completed by a subject matter expert within the supplier’s organization. We relied on our supplier survey responses to provide us with information about the source of the conflict minerals contained in commodities or materials they supply to Deluxe. Our direct suppliers are similarly reliant upon information provided by their suppliers. We identified 53 direct suppliers who were within scope for our RCOI. Of these 53 suppliers, we received responses from 47 suppliers.

“Red Flags” Review
The supplier surveys were reviewed for completeness, accuracy, and for “Red Flags” to determine whether any 3TG were sourced from mines that directly or indirectly finance or benefit armed groups in the Covered Countries. Our “Red Flags” review was done in accordance with OECD guidelines.

All suppliers with Red Flags identified on survey responses were contacted and questioned. The due diligence steps included reviewing the supplier’s smelter list to confirm that each smelter was a smelter on the CFSI Compliant Smelter Certification list; whether smelter company policies were in place and acceptable; and the smelter and mine country location and whether it was classified as a Covered Country per the CFS Audit Guidelines for Risk Countries. Suppliers providing a smelter list which included non-CFSI approved smelters were requested to provide certification that the smelter is obtaining its mineral concentrate from a source mine that is not directly or indirectly financing or benefiting armed groups in the Covered Countries.

5.	Report on Supply Chain Due Diligence and Results
We adopted the CFSI’s industry approach and traced the origin of the 3TG necessary for our products by identifying supplier smelter sources. Deluxe used CFSI and its CFS program to trace the mine of origin of the 3TG used in the products.

As a result of Deluxe’s RCOI and due diligence, to the extent reasonably determinable, we gathered the smelter names and mine locations used by the suppliers within our supply chain that returned surveys. Our supply chain analysis resulted in Deluxe identifying the use of two of the 3TG (tin and tungsten), sourced from 25 smelters, with source mines located in five different countries. Of these 25 smelters, six smelters are on the list of CFSI’s certified conflict-free smelters and considered to be conflict free. Below is a list of Deluxe’s CFSI certified conflict free smelters (where noted) and country of origin of the 3TG.

3TG	Smelter	3TG Country of Origin	Certification

Tin	Mineracao Tabaco S.A.	Brazil	CFSI
	Minsur	Peru	CFSI
	OMSA	Bolivia	CFSI
	PT Tambang Timah	Indonesia	CFSI
	PT Timah	Indonesia	CFSI
	Thailand Smelting & Refining Co.	Indonesia	CFSI
	Cooper Santa	need more information	unknown
	CV DS Jaya Abadi	need more information	unknown
	CV United Smelting	need more information	unknown
	Empresa Metallurgica Vinto	need more information	unknown
	Malaysia Smelting Corporation Berhad	need more information	unknown
	PT Koba	need more information	unknown
	PT Mitra Stania Prima	need more information	unknown
	PT Sariwiguna Binasentosa	need more information	unknown
	PT Stanindo Intl Perkasa	need more information	unknown
	Yunnan Tin Company Limited	need more information	unknown

Tungsten	ATI Metalworking Products	need more information	unknown
	Chaozhou Xianglu Tungsten Industry Co Ltd	need more information	unknown
	China Minmetals Corp	need more information	unknown
	Chongyi Zhangyuan Tungsten Co Ltd	need more information	unknown
	Ganzhou Huaxing Tungsten Products Co. Ltd.	need more information	unknown
	Ganzhou Nonferrous Metals Smelting Co Ltd.	need more information	unknown
	Ganzhou Tejing Tungsten & Molybdenum Co., Ltd.	need more information	unknown
	Zhuzhou Cemented Carbide Works Imp & Exp Co	need more information	unknown
	Xiamen Tungsten Co Ltd	need more information	unknown

6.    Risk Mitigation/Future Due Diligence Measures
Deluxe intends to pursue additional information to further mitigate the risk that its products containing 3TG are sourced from mines that directly or indirectly finance or benefit armed groups in the Covered Countries. These steps include:
o Deluxe is conducting additional research on the identified smelters and source mines.
o Deluxe acquired membership in the CFSI to maintain current information for certified smelters, mines, and the initiative.
o Deluxe is integrating the Conflict Minerals Supplier Assessment into its third party service provider program for conducting conflict minerals assessments for new suppliers, changes in suppliers, or supplier disengagement.

o Deluxe’s supplier on-boarding process and documentation have been updated with our Conflict Minerals Policy. Sourcing personnel will be trained on Deluxe’s Conflict Minerals Program, supplier expectations, compliance monitoring, and supplier reporting requirements.

7.    RCOI and RCOI Conclusion
Deluxe conducted an assessment of its products and found that certain 3TG (tin and tungsten) can be found in Deluxe’s products containing wire, in certain components of certain custom printed products, and in certain color toner used in printing. Therefore, Deluxe is subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith RCOI, Deluxe was unable to determine the origin of many of the 3TG used in its products due to the complexity of its supply chain, the incomplete survey responses received from our direct suppliers and a lack of information from our sources. By using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI and Conflict Free Smelter (“CFS”) programs, and continuing our outreach efforts, we intend to further develop transparency into our supply chain.

8.    Conflict Minerals Status
Deluxe has concluded that it cannot determine whether many of the 3TG used in its products originated in the Covered Countries, are from recycled or scrap sources, or directly or indirectly finance or benefit armed groups in the Covered Countries. Deluxe came to this conclusion based on the lack of information from its suppliers regarding the source of the 3TG at the mine level and therefore, an independent private sector audit is not required.